Exhibit 99.1

Azure Power Announces Results for Fiscal First Quarter 2018

Mauritius, August 11, 2017: Azure Power Global Limited (NYSE: AZRE), (“Azure Power” or “the Company”), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (US GAAP) for the fiscal first quarter 2018 period ended June 30, 2017.

First Quarter 2018 Period Ended June 30, 2017 Operating Highlights:

•	Operating & Committed Megawatts were 1,069 MW, as of June 30, 2017, an increase of 11% over June 30, 2016.

•	Revenue for the quarter was 1,877.9 million (US$ 29.1 million), an increase of 84% over the quarter ended June 30, 2016.

•	Adjusted EBITDA for the quarter was INR 1,469.3 million (US$ 22.7 million), an increase of 89% over the quarter ended June 30, 2016.

Key Operating and Financial Metrics:

Electricity generation during the three months ended June 30, 2017 increased by 143.2 million kWh, or 98%, to 290.0 million kWh, compared to the same period in 2016. The increase in electricity generation was principally a result of additional capacity operating during the period.

Total revenue during three months ended June 30, 2017 was INR 1,877.9 million (US$ 29.1 million), up 84% from INR 1,021.7 million during the same period in 2016. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt operating for the three months ended June 30, 2017 decreased by INR 0.29 million to INR 57.9 million (US$ 0.9 million), as compared to the same period in 2016. The decline is due to decreasing solar module prices and the reduction in balance of system costs.

As of June 30, 2017, our operating and committed megawatts increased by 104 MW to 1,069 MW compared to June 30, 2016 as a result of winning new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to our PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of June 30,
	2016	2017
	INR	INR	US$
Nominal contracted payments (in thousands)	236,957,263	253,438,388	3,921,981
Total estimated energy output (kilowatt hours in millions)	40,862	44,358

Nominal contracted payments increased from June 30, 2016 to June 30, 2017 as a result of the Company entering into additional PPAs. Over time, the Company has seen falling benchmark tariffs as reported by Central Electricity Regulatory Commission, in line with the reduction in solar module prices.

Portfolio Run-Rate

Portfolio run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio run-rate and estimated annual energy output as of the reporting dates. The portfolio run-rate has not been discounted to arrive at the present value.

	As of June 30,
	2016	2017
	INR	INR	US$
Annual portfolio revenue run-rate (in thousands)	10,001,211	11,005,761	170,315
Estimated annual energy output (kilowatt hours in millions)	1,687	1,921

Portfolio run-rate increased by INR 1,004.6 million (US$ 15.5 million) to INR 11,006 million (US$ 170.3 million) as of June 30, 2017, as compared to June 30, 2016, due to an increase in operational and committed capacity.

First Quarter 2018 Period ended June 30, 2017 Consolidated Financial Results:

Operating Revenue

Operating revenue in the quarter ended June 30, 2017 was INR 1,877.9 million (US$ 29.1 million), an increase of 84% from INR 1,021.7 million over the same period in 2016. The increase in revenue was driven by the commissioning of new projects.

Cost of Operations

Cost of operations in the quarter ended June 30, 2017 increased by 101% to INR 173.5 million (US$ 2.7 million) from INR 86.5 million in the same period in 2016. The increase was primarily due to plant maintenance cost for newly commissioned projects and implementation of improved O&M methods for better plant productivity. This includes INR 8.8 million (US$ 0.1 million) of non-cash expense, which pertains to amortisation of lease rent expense.

General and Administrative Expenses

General and administrative expenses during the quarter ended June 30, 2017 increased by INR 78.0 million (US$ 1.2 million), or 50%, to INR 235.1 million (US$ 3.6 million) compared to the same period in 2016. The increase in general and administrative expenses was lower than the growth in revenue due to platform of economies of scale. This was primarily due to an increase in personnel expenses to support the Company’s growth.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended June 30, 2017 increased by INR 184.0 million (US$ 2.8 million), or 78%, to INR 419.7 million (US$ 6.5 million) compared to the same period in 2016. The principal reason for the increase was capitalization of new projects during the period from June 30, 2016 to June 30, 2017.

Interest Expense, Net

Net interest expense during the quarter ended June 30, 2017 increased by INR 172.6 million (US$ 2.7 million), or 26%, to INR 839.6 million (US$ 13.0 million) compared to the same period in 2016. Interest expense increased on account of borrowings for new projects and was partially offset by higher interest income on investments during the quarter ended June 30, 2017.

Gain on Foreign Currency Exchange

The Indian rupee depreciated against the U.S. dollar by INR 1.28 to US$ 1.00 (1.9%) during the period from March 31, 2016 to June 30, 2016, while the Indian rupee appreciated against the U.S. dollar by INR 0.1 to US$ 1.00 (0.2%) during the period from March 31, 2017 to June 30, 2017. This appreciation during the period from March 31, 2017 to June 30, 2017 resulted in a foreign exchange gain of INR 4.8 million (US$ 0.1 million), which was a INR 145.4 million (US$ 2.3 million) improvement compared to the same period in 2016.

Income Tax Expense

Income tax expense increased during the quarter ended June 30, 2017 by INR 41.5 million (US$ 0.6 million) to INR 7.9 million (US$ 0.1 million), compared to the same period in 2016. The increase in income taxes was primarily on account of the commissioning of new projects. During the current quarter, we recorded a deferred income tax expense amounting to INR 7.9 million (US$ 0.1 million) and there was no cash outflow relating to income taxes during the period.

The Company adopted ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, to require the recognition of the income tax effects from an intra-entity transfer of an asset other than inventory from April 1, 2017.

Net Loss / Income

Net income for the quarter ended June 30, 2017 was INR 206.9 million (US$ 3.2 million), as compared to a net loss of INR 231.7 million for the quarter ended June 30, 2016, an improvement of INR 438.5 million (US$ 6.8 million) as compared to the same period in 2016. This was primarily due to an increase in revenue during the quarter ended June 30, 2017.

Cash Flow and Working Capital

Cash generated from operating activities for the three months ended June 30, 2017 was INR 421.4 million (US$ 6.5 million), INR 539.7 million (US$ 8.4 million) better than the same period in 2016, primarily due to an increase in revenue during the three months ended June 30, 2017.

Cash used for investing activities increased by INR 2,207.7 million (US$ 34.2 million) during the three months ended June 30, 2017 compared to the same period in 2016 as purchases of property, plant and equipment for new projects rose by an additional INR 3,748.1 million (US$ 58.0 million).

During the three months ended June 30, 2017, the Company raised INR 2,460.3 million (US$ 38.1 million) from financing activities.

Liquidity Position

As of June 30, 2017, the Company had INR 7,157.7 million (US$ 110.8 million) of cash, cash equivalents and current investments. The Company drew down INR 2,803.6 million (US$ 43.4 million) of project debt during the quarter and had undrawn project debt commitment of INR 15,905.1 million (US$ 246.1 million) as of the end of the quarter.

Adjusted EBITDA

Adjusted EBITDA was INR 1,469.3 million (US$ 22.7 million) for the quarter ended June 30, 2017, compared to INR 778.1 million in the same period in 2016. This was primarily due to the increase in revenue during the period.

Subsequent event

During August, 2017, the Company raised US$500 million in a bond offering with a coupon of 5.5% that matures in 2022. The proceeds will be primarily used to repay existing debt and for growth capital. We expect our liquidity position to improve significantly as a result of this transaction.

Guidance

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. The Company continues to expect revenues for fiscal year 2018 ending March 31, 2018 of US$ 118 – 125 million and that 1,000 – 1,200 MWs will be operational by March 31, 2018.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Monday, August 14, 2017 at 8:30 a.m. US Eastern Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and 1-412-317-6061 (outside the U.S.) and entering the passcode 9798795. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Monday, August 21, 2017 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10111294. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rate

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 64.62 to US$ 1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2017. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is one of the leaders in the Indian solar industry. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization, and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by its management for internal reporting and planning purposes, including aspects of its consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. Some of these limitations include:

•	it does not reflect its cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on its outstanding debt;

•	it does not reflect payments made or future requirements for income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relations and Media Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com . For media related information, please contact Samitla Subba at pr@azurepower.com .

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of March 31,	As of June 30,
	2017 (INR)	2017 (INR)	2017 (US$)*
Assets
Current assets:
Cash and cash equivalents	5,460,670	5,026,132	77,780
Investments in available for sale securities	3,296,797	2,131,526	32,986
Restricted cash	3,629,037	2,972,242	45,996
Accounts receivable, net	1,138,605	1,303,393	20,170
Prepaid expenses and other current assets	495,937	518,700	8,027

Total current assets	14,021,046	11,951,993	184,959
Restricted cash	1,383,414	1,323,723	20,485
Property, plant and equipment, net	40,942,608	46,061,670	712,808
Software, net	15,272	18,809	291
Deferred income taxes	31,429	390,407	6,042
Investments in held-to-maturity securities	6,631	6,872	106
Other assets	1,093,565	676,432	10,468

Total assets	57,493,965	60,429,906	935,159

Liabilities, preferred shares and shareholders’ equity
Current liabilities:
Short-term debt	2,460,240	2,471,105	38,241
Accounts payable	3,618,251	4,015,485	62,140
Current portion of long-term debt	1,554,806	1,724,327	26,684
Income taxes payable	232,420	232,420	3,597
Interest payable	189,309	230,731	3,571
Deferred revenue	79,937	79,777	1,235
Other liabilities	484,477	374,296	5,792

Total current liabilities	8,619,440	9,128,141	141,260
Long-term debt	31,142,762	33,364,041	516,311
Deferred revenue	1,383,691	1,386,275	21,453
Deferred income taxes	1,078,255	1,042,649	16,135
Asset retirement obligations	242,980	264,743	4,097
Other liabilities	109,151	125,779	1,945

Total liabilities	42,576,279	45,311,628	701,201

Redeemable non-controlling interest	390,827	401,816	6,219
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 25,915,956 and 25,970,057 shares issued and outstanding as of March 31, 2017 and June 30, 2017	1,073	1,075	17
Additional paid-in capital	18,904,151	18,918,251	292,762
Accumulated deficit	(5,723,420)	(5,657,606)	(87,552)
Accumulated other comprehensive income	40,326	48,422	749

Total APGL shareholders’ equity	13,222,130	13,310,142	205,976
Non-controlling interest	1,304,729	1,406,320	21,763
Total shareholders’ equity	14,526,859	14,716,462	227,739

Total liabilities, preferred share and shareholders’ equity	57,493,965	60,429,906	935,159

*	Translation of balances from INR to US$ in the consolidated balance sheet is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.62.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Unaudited three months ended June 30,
	2016	2017	2017
	INR	INR	US$*
Operating revenues:
Sale of power	1,021,693	1,877,932	29,061
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	86,515	173,524	2,685
General and administrative	157,085	235,073	3,638
Depreciation and amortization	235,758	419,738	6,495

Total operating costs and expenses	479,358	828,335	12,818

Operating income	542,335	1,049,597	16,243

Other expenses:
Interest expense, net	666,998	839,639	12,993
Loss/(gain) on foreign currency exchange, net	140,659	(4,758)	(74)

Total other expenses	807,657	834,881	12,919

(Loss)/income before income tax	(265,322)	214,716	3,324
Income tax benefit/(expense)	33,648	(7,859)	(122)

Net (loss)/income	(231,674)	206,857	3,202

Less: Net (loss)/income attributable to non-controlling interests	(5,784)	36,746	570

Net (loss)/income attributable to APGL	(225,890)	170,111	2,632

Accretion to Mezzanine CCPS	(122,510)	—	—

Accretion to redeemable non-controlling interest	(10,988)	(10,988)	(170)

Net (loss)/income attributable to APGL equity shareholders	(359,388)	159,123	2,462

Net (loss)/income per share attributable to APGL shareholders:
Basic	(204)	6.14	0.09
Diluted	(204)	6.00	0.09
Weighted average number of equity shares#
Basic	1,758,080	25,936,050
Diluted	1,758,080	26,502,283

*	Translation of balances from INR to US$ in the consolidated statement of operations is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.62.
#	Number of equity shares outstanding as on June 30, 2017 is 25,970,057.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Unaudited three months ended June 30,
	2016	2017	2017
	INR	INR	US$*
Net cash (used)/ provided by operating activities	(118,393)	421,355	6,520
Net cash used in investing activities	(1,109,193)	(3,316,910)	(51,329)
Net cash provided by financing activities	1,225,318	2,460,289	38,073

*	Translation of balances from INR to US$ in the condensed consolidated statement of cash flow is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.62.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Unaudited three months ended June 30,
	2016	2017	2017
	INR	INR	US$*
Net (loss)/income	(231,674)	206,857	3,202
Income tax (benefit)/expense	(33,648)	7,859	122
Interest expense, net	666,998	839,639	12,993
Depreciation & amortization	235,758	419,738	6,495
Loss/(gain) on foreign currency exchange	140,659	(4,758)	(74)

Adjusted EBITDA	778,093	1,469,335	22,738

*	Translation of balances from INR to US$ in the reconciliation of Non-GAAP measure is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 64.62.